FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

September 28, 2004

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Buenos Aires, September 28, 2004

Re.: Regular Shareholders’ Meeting held on 09.24.04 – Appointment of Director

Dear Sirs:

This is to inform you the following: At the above-referenced Shareholders’ Meeting performance of resigning Director Rogerio Manso da Costa Reis was approved and Paulo Roberto Costa was appointed as Regular Director for the term of office provided for in the Corporate Bylaws to replace the resigning Director. In compliance with General Resolution Nbr.368/2001 adopted by the National Securities Commission (“CNV”), Paulo Roberto Costa performs as non-independent director.

Sincerely yours.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 09/28/2004

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney